Cano Health, Inc.

9725 NW 117th Avenue

Suite 200

Miami, FL 33178

May 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Re:	Cano Health, Inc.
Acceleration Request for Registration Statement on Form S-3, as amended
File No. 333-270580

Requested Date:	May 17, 2023
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Jordan Nimitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cano Health, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 17, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Audrey S. Leigh at (212) 459-7392. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Audrey S. Leigh, by email at ALeigh@goodwinlaw.com.

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If you have any questions regarding this request, please contact Audrey S. Leigh of Goodwin Procter LLP at (212) 459-7392.

Sincerely,
Cano Health, Inc.

/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Chief Executive Officer

cc:	David Armstrong, General Counsel, Cano Health, Inc.

Audrey S. Leigh, Goodwin Procter LLP